Exhibit 99.1

Forward Pharma Corporate Update (Nasdaq:FWP) January 3, 2022 2022© Forward Pharma A/S

Forward - Looking Statements 2 2022© Forward Pharma A/S Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential . ” Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in or obtain a favorable decision in the Opposition Proceeding, after all appeals, including a petition for review ; the likelihood of success for a petition for review ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; future plans for the Company ; the issuance and term of our patents ; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; our ability to defend our tax filing positions ; the timing for receipt of a final audit report ; the estimated impact on the Company’s liquidity ; the availability of relief to avoid double taxation ; and the likelihood that FP GmbH will be required to pay additional taxes ; and the sufficiency of the Company's cash resources . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2020 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise .

Balance Sheet and Operating Results ▪ Staff of 4 employees, including 2 part - time employees (all in management and finance functions) ▪ Share information (per December 31, 2021) ▪ Closing price per ADS: ▪ Market Cap: ▪ Number of issued shares: $ 5.97 $ 41.9 M 98,264,429, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP) / 1 ADS represents 14 shares Issued shares includes 1.8 million shares issued in April 2021 in connection with the exercise of equity awards # Based on the Company’s unaudited condensed consolidated statement of financial position as of June 30, 2021 and the Company’s unaudited condensed consolidate statement of profit or loss for the six months ended June 30, 2021. See Form 20 - F, dated April 14, 2021, and subsequent Forms 6 - K, for important information about the Company. Balance Sheet # June 30, 2021 USD ‘000s Cash $ 75,097 Other assets 599 Total assets 75,696 Total shareholder equity 75,109 Total liabilities 587 Total shareholder equity and liabilities $ 75,696 Operating Results # Six Months Ended June 30,2021 USD ‘000s Revenue $ - Operating expenses (1,824) Other income* 792 Net loss $ (1,032) 3 2022© Forward Pharma A/S * Primarily consists of a non - cash FX gain associated with our USD cash holdings and the strengthening of the USD vs the DKK during the period

Potential Royalties on Tecfidera® Net Sales outside the U.S. The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website . Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31 , 2020 . Gating event If we prevail in the EP‘355 Opposition Proceeding, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF January 1, 2021 until December 31, 2028: January 1, 2029 and after: Ro ya l ty 10% 20% No Royalties payable 4 2022© Forward Pharma A/S • Royalties are payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and License Agreement, would infringe a Forward licensed patent and subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement • Assuming that the EP’355 patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the patent has a maximum duration until October 2025 (subject to possible SPC extension until January 2029 on a country - by - country basis, as discussed in the Annual Report on Form 20 - F for the year ended December 31, 2020). Positive Outcome Negative O ut c ome

European EP 2 801 355 Opposition Proceeding 5 2022© Forward Pharma A/S ▪ EP 2 801 355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ In 2018, the Opposition Division (OD) of the EPO revoked the EP 2 801 355 patent ▪ Appeal of the decision of the OD to the Technical Board of Appeal (TBA) was dismissed at the oral hearing before the TBA on September 6, 2021 ▪ The TBA issued detailed reasons for the decision in written form on November 18, 2021, and following our evaluation of these, Forward will announce future plans for the Company

Timeline for the appeal of the first instance decision in the EP 2 801 355 Opposition Proceedings

FORWARD PHARMA



Jan 29, 2018
May 7, 2018
Aug 1, 2018
Sep 6, 2021
Nov 18, 2021
EP 2 801 355 patent revoked in Opposition Proceedings
Filed notice of appeal to Technical Board of Appeal
Filed statement of grounds of appeal to Technical Board of Appeal
Oral Proceedings before the Technical Board of Appeal
Final written decision with arguments
Decision under analysis for potential petition for review to Enlarged Board of Appeal before Jan 18, 2022

If the ruling of the EBA is favorable after a potential petition for review, we expect the TBA to update its decision and the TBA may remit the case to the Opposition Division to resolve the remaining elements of the original opposition. We estimate this process to take approximately two to three years. Timeline may be uncertain due to the impact of changing Covid-19 restrictions. *Documents can be located through https://register.epo.org/regviewer*

2022© Forward Pharma A/S

6

Tax Update Receipt of a Preliminary Audit Assessment 7 2022© Forward Pharma A/S. ▪ On May 21, 2021, Forward Pharma GmbH (“FP GmbH”), a subsidiary of Forward Pharma A/S (the “Company” and, collectively with FP GmbH, the “Group”), received a preliminary audit assessment from the German tax authorities in connection with FP GmbH’s 2017 German income tax filing ( the “Preliminary Assessment”) that assesses the FP GmbH taxable income in 2017 to be 312 million EUR ($380 million based on the May 21, 2021 exchange rate). ▪ The Company disagrees with the positions taken by the German tax authorities . FP GmbH currently has responded to the Preliminary Assessment after which a final audit report and assessment is expected to be issued by the German tax authorities. ▪ Additional taxes, if any, will not become due until the final tax assessment is received. Based on the Preliminary Assessment and subject to the Group’s ability to obtain relief from double taxation and other assumptions, it is estimated that the ultimate net impact of any tax levy by the German tax authorities on the Company’s liquidity could be up to 25 million EUR ($30 million based on the May 21, 2021 exchange rate.) ▪ The Company’s management maintains its guidance that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional taxes to the German tax authorities upon the conclusion of a Mutual Agreement Procedure (“MAP”) and/or litigation against the German tax authorities. For more information regarding the tax audits in Denmark and Germany and MAP proceedings, please see the Company’s Annual Report on Form 20 - F for the year ended December 31, 2020 and the consolidated financial statements included therein, as well as 6 - K dated May 28, 2021.

Next Steps 8 2022© Forward Pharma A/S. IP ▪ The TBA has recently issued detailed reasons for its decision to dismiss our appeal. Following the completion of our review of these, Forward will announce future plans for the Company. Tax ▪ Final tax assessment is awaited from the German tax authorities.

Investment Highlights 9 2022© Forward Pharma A/S ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ FWP has IP - gated access to future royalties on Tecfidera® sales outside the U.S. (FY2020: $ 1.16 B) ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® net sales outside the U.S. dependent on outcome of appeal of Opposition Division decision on the EP 2 801 355 (EP’355) patent validity

C on t act 10 2022© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com